Exhibit 2

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No.76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO SHAREHOLDERS

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), pursuant to Ofício-Circular/CVM/SEP No. 01/2017 and in order to comply with the provisions of paragraph 2, article 21-L of CVM Instruction No. 481/09, informs its shareholders that the Company’s Ordinary General Shareholders’ Meeting will be held on April 27, 2018.

Additional information concerning this meeting will be disclosed in accordance with the time periods established by the applicable laws and regulations.

Rio de Janeiro, January 15, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer